C&Co/PrinceRidge LLC
1633 Broadway, 28th Floor | New York, NY 10019
Direct 646-792-5600 | Fax: 646-792-5610
VIA EDGAR

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quinpario Acquisition Corp. Registration Statement on Form S-1 Filed June 19, 2013, as amended File No. 333-189432

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, C&Co/PrinceRidge LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, August 8, 2013, or as soon as thereafter practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 31, 2013
(ii)	Dates of distribution: August 1, 2013
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8
(iv)	Number of prospectuses so distributed: 300 electronic, 400 print

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

C&CO/PRINCERIDGE LLC

By: /s/ Jeff Silberman
Jeff Silberman
General Counsel